SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-22687

(Check One):

[  ]    Form 10-K and Form 10-KSB     [  ]    Form 11-K

[  ]    Form 20-F     [X]    Form 10-Q and Form 10-QSB     [  ]    Form N-SAR

For Period Ended: March 31, 2003

[  ]     Transition Report on Form 10-K and 10-KSB

[  ]     Transition Report on Form 20-F

[  ]     Transition Report on Form 11-K

[  ]     Transition Report on Form 10-Q and Form 10-QSB

[  ]     Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: JLM Industries, Inc.

Former name if applicable:

Address of principal executive office (Street and number): 8675 Hidden River Parkway

City, State and Zip Code: Tampa, Florida 33637

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file its Quarterly Report (the “Quarterly Report”) on Form 10-Q for its fiscal quarter ended March 31, 2003 by the prescribed date of May 15, 2003 without unreasonable effort or expense because of unforeseen delays and other circumstances relating to the conversion of the registrant’s accounting system. The registrant intends to file its Quarterly Report on or prior to the prescribed extended date.

PART IV

OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification.

Michael Molina	(813) 632-3300
(Name)	(Area code) (Telephone number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes     [  ]  No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]  Yes     [  ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

The registrant anticipates that revenues and gross profit will increase significantly for the three months ended March 31, 2003 as compared to the three months ended March 31, 2002. The registrant anticipates that the operating loss and net loss will decrease for the three months ended March 31, 2003 as compared to the three months ended March 31, 2002. A more detailed estimate of the registrant’s results of operations is not available because the registrant needs additional time to analyze certain information in order to finalize its financial statements.

JLM Industries, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2003	By:	/s/ MICHAEL MOLINA
Name: Michael Molina
Title: Vice-President and CFO

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).